UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):	September 18, 2015

Aetna Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania	1-16095	23-2229683
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

151 Farmington Avenue, Hartford, CT	06156
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:	(860) 273-0123

Former name or former address, if changed since last report:	N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 - Other Events

Item 8.01 Other Events.

As previously disclosed, on August 19, 2015, Aetna Inc. ("Aetna") re-filed its premerger notification form with the U.S. Department of Justice (the “DOJ”) and the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).  As a result, the waiting period under the HSR Act with respect to the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Aetna has agreed to acquire Humana Inc. ("Humana") was scheduled to expire at 11:59 p.m. on September 18, 2015, unless extended by a request for further information or terminated earlier.

On September 18, 2015, Aetna and Humana each received a request for further information (the “Second Request”) from the DOJ in connection with the DOJ’s review of the transactions contemplated by the Merger Agreement.

Issuance of the Second Request extends the waiting period under the HSR Act until 30 days after both Aetna and Humana have substantially complied with the Second Request or such later time as the parties may agree with the DOJ, unless the waiting period is terminated earlier by the DOJ.  Aetna and Humana have been cooperating with the DOJ staff since shortly after the announcement of the Merger Agreement and are continuing to cooperate with the DOJ staff in its review of the transactions contemplated by the Merger Agreement.  Aetna continues to expect the acquisition to be completed in the second half of 2016.

Completion of the transactions contemplated by the Merger Agreement remains subject to the approval by Humana stockholders of the Merger Agreement, the approval by Aetna shareholders of the issuance of Aetna shares as contemplated by the Merger Agreement, the early termination or expiration of the waiting period under the HSR Act, and the satisfaction or waiver of the other closing conditions specified in the Merger Agreement. Aetna and Humana have each scheduled a stockholder meeting on October 19, 2015 to seek their respective stockholder approvals.

Important Information For Investors And Stockholders
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna and Humana, Aetna has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna.  The registration statement was declared effective by the SEC on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to shareholders of Aetna and stockholders of Humana on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this Current Report on Form 8-K that are forward-looking, including the projected date the proposed transaction will be completed, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. Important risk factors could cause actual future events to differ materially from those currently expected by Aetna’s management, including, but not limited to: the risk that a condition to closing of the proposed acquisition may not be satisfied, the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated and the outcome of various litigation matters related to the proposed acquisition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, when they will occur and what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aetna Inc.

Date: September 18, 2015	By:	/s/ Sharon A. Virag
Name: Sharon A. Virag
Title: Vice President, Controller and Chief Accounting Officer